Exhibit 99.2

Subject: Proposed Stock Option Exchange Program

To All Employees,

With the global economic downturn and its effect on our national stock markets, your Board of Directors and senior management have become increasingly aware that the equity component of our overall employee compensation strategy may no longer be accomplishing its objectives due to factors that are largely beyond our control. As a result, we have been exploring ways to address employee stock option grants that are deeply “underwater,” meaning the exercise price is significantly higher than our current stock price, in a manner that we believe will be constructive to our shareholders. Today, I am pleased to announce that we intend to ask our shareholders to approve a one-time, voluntary exchange program that would allow you to exchange, at set ratios to be determined, certain underwater stock options for restricted stock units.

Option exchanges are governed by the SEC and NASDAQ regulations. Details of the proposed option exchange program are outlined in our preliminary proxy statement filed today with the SEC, which can be found at [link]. This preliminary proxy statement contains a summary description of the proposed exchange program. Shareholders will vote on the proposed option exchange program at our annual shareholders meeting on August 18. Following the receipt of the required shareholder approval, we will have up to a year to execute the program. We do not yet know when we would begin the exchange program.

Until our shareholders approve the exchange program and we set a date and begin the exchange, there is nothing you need to do. The actual option exchange program will only be conducted as described in a tender offer statement and the associated offer materials, which we will file with the SEC in accordance with applicable regulations when the program is commenced. However, in the meantime, we are sure you have a number of questions. In addition to our preliminary proxy statement, you can find some basic information about the proposed exchange program in the attached “Proposed Stock Option Exchange Program Q&A.” I’ll update you again following our annual shareholder’s meeting on August 18.

Sincerely,

Brian Bronson

Chief Financial Officer

Key legal disclosure

The option exchange program described in this letter has not yet commenced and until the date is set to begin the program, it is subject to cancellation at any time depending on the circumstances existing at that time. If the exchange program is approved by our shareholders, upon the commencement of the program we will provide eligible employees with written materials explaining the full terms and conditions of the program in a Tender Offer Statement on Schedule TO, and will also file these materials with the SEC. Employees who are eligible to participate in the option exchange program should read the Tender Offer Statement on Schedule TO, as well as any amendments and supplements, and other related materials when those materials become available, because they will contain important information about the option exchange program.

In connection with the proposal to be voted on by our shareholders with respect to the option exchange program discussed in this letter, we have filed a preliminary proxy statement with the SEC and intend to file other relevant materials with the SEC, including a definitive proxy statement. Our shareholders are urged to read such materials as and when they become available and before making any voting decision regarding the option exchange program, because they will contain important information about the program.

RadiSys Corporation shareholders and option holders will be able to obtain the materials described above and other documents filed by us with the SEC free of charge from the SEC’s website at www.sec.gov. or by contacting us at: RadiSys Corporation, 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124, Attention: Investor Relations or by calling (503) 615-7797.